03010817

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

SEC MAIL PROCESSING
RECEIVED
FEB 27 2003
WASH, D.C. 181 SECTION

Cendant Mortgage Capital LLC
Exact Name of Registrant as Specified in Charter

0001158653
Registrant CIK Number

Form 8-K, February 21, 2003, Series 2003-1
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

~~333-87052~~ 333-68978
SEC File Number, if available

PROCESSED
MAR 03 2003
THOMSON FINANCIAL

Name of Person Filing the Document
(If Other than the Registrant)

[TPW: NYLEGAL:96336.1] 18611-00052 10/01/02 11:40am

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

CENDANT MORTGAGE CAPITAL LLC

By: ______________________________
Name: Joseph Suter
Title: Senior Vice President

Dated: February 21, 2003

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

CDMC 2003-1
NEW ISSUE WHOLE LOAN CMO
PRELIMINARY COMPUTATIONAL MATERIALS
WILLIAM J. MAYER SECURITIES, LLC - (203) 622-1557

Prepayment Sensitivity Tables

The following prepayment sensitivity tables are prepared on the basis of certain structuring assumptions. The information is preliminary and will be superseded by information in the Prospectus Supplement relating to the Certificates and by any other information in the Prospectus Supplement relating to the Certificates and by any other information subsequently filed with the Securities and Exchange Commission. The information is based on assumptions that may differ from the assumptions set forth in the Prospectus Supplement. The information does not include, and does not purport to include, information based on assumptions representing a complete set of possible scenarios.

The actual characteristics and performance of the mortgage loans underlying the Certificates may differ from the assumptions used in these Computational Materials. In addition, the assumptions used in preparing the sensitivity tables are hypothetical in nature and are provided to give a general sense of how the yield, average life, duration, expected maturity, interest rate sensitivity, and cash flow characteristics of the Certificates might vary under varying prepayment and other scenarios. Any difference between the assumptions and the actual characteristics and performance of the Mortgage Loans will affect the yield, average life, duration, expected maturity, interest rate sensitivity, and cash flow characteristics of the Certificates.

CF

Deal: 2003-1

Price/Yield Table: Tranche 1, Class PAC <SEQ,AD>

Pricing Speed:	Run	Settles	Rules from	Collateral	Term	Coupon
300.000 PSA	at Issuance	02/27/03	Script		350	6.1756

Class PAC	Original Par	Type	PAC Range	Coupon
Tranche 1	$27,626,263	PAC	100 - 350 PSA	5.5000 (FIXED)

Prepayment Rate Default Rate Price in 20/100ths Steps*	100 PSA 0 PSA +0 BP	125 PSA 0 PSA +0 BP	200 PSA 0 PSA +0 BP	300 PSA 0 PSA +0 BP	400 PSA 0 PSA +0 BP	500 PSA 0 PSA +0 BP	600 PSA 0 PSA +0 BP	1000 PSA 0 PSA +0 BP
102.04	4.92	4.92	4.92	4.92	4.88	4.80	4.72	4.44
102.24	4.86	4.86	4.86	4.86	4.82	4.74	4.65	4.35
102.44	4.81	4.81	4.81	4.81	4.77	4.67	4.58	4.26
102.64	4.76	4.76	4.76	4.76	4.71	4.61	4.51	4.17
102.84	4.70	4.70	4.70	4.70	4.66	4.55	4.44	4.08
103.04	4.65	4.65	4.65	4.65	4.60	4.49	4.38	3.99
103.24	4.60	4.60	4.60	4.60	4.55	4.43	4.31	3.90
103.44	4.55	4.55	4.55	4.55	4.49	4.36	4.24	3.81
103.64	4.50	4.50	4.50	4.50	4.44	4.30	4.17	3.72
103.84	4.44	4.44	4.44	4.44	4.38	4.24	4.10	3.63
104.04	4.39	4.39	4.39	4.39	4.33	4.18	4.04	3.54
104.24	4.34	4.34	4.34	4.34	4.28	4.12	3.97	3.45
104.44	4.29	4.29	4.29	4.29	4.22	4.06	3.90	3.36
104.64	4.24	4.24	4.24	4.24	4.17	4.00	3.84	3.27
104.84	4.19	4.19	4.19	4.19	4.11	3.94	3.77	3.18
105.04	4.14	4.14	4.14	4.14	4.06	3.88	3.70	3.10
105.24	4.09	4.09	4.09	4.09	4.01	3.82	3.64	3.01
105.44	4.04	4.04	4.04	4.04	3.95	3.76	3.57	2.92
105.64	3.98	3.98	3.98	3.98	3.90	3.70	3.50	2.83
105.84	3.93	3.93	3.93	3.93	3.85	3.64	3.44	2.74
106.04	3.88	3.88	3.88	3.88	3.79	3.58	3.37	2.66
106.24	3.83	3.83	3.83	3.83	3.74	3.52	3.31	2.57
106.44	3.78	3.78	3.78	3.78	3.69	3.46	3.24	2.48
106.64	3.73	3.73	3.73	3.73	3.63	3.40	3.18	2.40
106.84	3.68	3.68	3.68	3.68	3.58	3.34	3.11	2.31
Average Life:	4.28	4.28	4.28	4.28	4.01	3.52	3.15	2.32
Mod Duration:	3.72	3.72	3.72	3.72	3.53	3.14	2.85	2.15
Exp. 1st Pay:	08/25/04	08/25/04	08/25/04	08/25/04	08/25/04	08/25/04	08/25/04	08/25/04
Exp. Maturity:	09/25/10	09/25/10	09/25/10	09/25/10	08/25/09	03/25/08	07/25/07	01/25/06
AL TSY Spread:	1.53	1.53	1.53	1.53	1.57	1.63	1.64	1.49

Treasury Curve

TSY	Yield	TSY	Yield
1 YR	1.390		
2 YR	1.720	7 YR	3.470
3 YR	2.200		
5 YR	3.080	10 YR	4.080

* Rounded to two decimal points.

CDMC 2003-1
NEW ISSUE WHOLE LOAN CMO
PRELIMINARY COMPUTATIONAL MATERIALS
WILLIAM J. MAYER SECURITIES, LLC - (203) 622-1557

Prepayment Sensitivity Tables

The following prepayment sensitivity tables are prepared on the basis of certain structuring assumptions. The information is preliminary and will be superseded by information in the Prospectus Supplement relating to the Certificates and by any other information in the Prospectus Supplement relating to the Certificates and by any other information subsequently filed with the Securities and Exchange Commission. The information is based on assumptions that may differ from the assumptions set forth in the Prospectus Supplement. The information does not include, and does not purport to include, information based on assumptions representing a complete set of possible scenarios.

The actual characteristics and performance of the mortgage loans underlying the Certificates may differ from the assumptions used in these Computational Materials. In addition, the assumptions used in preparing the sensitivity tables are hypothetical in nature and are provided to give a general sense of how the yield, average life, duration, expected maturity, interest rate sensitivity, and cash flow characteristics of the Certificates might vary under varying prepayment and other scenarios. Any difference between the assumptions and the actual characteristics and performance of the Mortgage Loans will affect the yield, average life, duration, expected maturity, interest rate sensitivity, and cash flow characteristics of the Certificates.

Deal: 2003-1

Price/Yield Table: Tranche 2, Class PAC SUPP <SEQ,AD>

Pricing Speed:	Run	Settles	Rules from	Collateral	Term	Coupon
300.000 PSA	at Issuance	02/27/03	Script		350	6.1756

Class PAC SUPP	Original Par	Type	Coupon
Tranche 2	$33,151,515	SEQ	5.5000 (FIXED)

Prepayment Rate Default Rate Price in 20/100ths Steps*	100 PSA 0 PSA +0 BP	125 PSA 0 PSA +0 BP	200 PSA 0 PSA +0 BP	300 PSA 0 PSA +0 BP	400 PSA 0 PSA +0 BP	500 PSA 0 PSA +0 BP	600 PSA 0 PSA +0 BP	1000 PSA 0 PSA +0 BP
97.98	5.78	5.81	5.93	6.16	6.42	6.58	6.71	7.12
98.18	5.75	5.78	5.88	6.09	6.31	6.45	6.57	6.93
98.38	5.72	5.75	5.84	6.01	6.21	6.33	6.43	6.74
98.58	5.70	5.72	5.79	5.94	6.10	6.21	6.29	6.55
98.78	5.67	5.69	5.75	5.87	6.00	6.08	6.15	6.36
98.98	5.65	5.66	5.71	5.80	5.90	5.96	6.01	6.17
99.18	5.62	5.63	5.66	5.72	5.79	5.84	5.87	5.98
99.38	5.60	5.60	5.62	5.65	5.69	5.72	5.74	5.80
99.58	5.57	5.57	5.58	5.58	5.59	5.60	5.60	5.61
99.78	5.54	5.54	5.53	5.51	5.49	5.47	5.46	5.43
99.98	5.52	5.51	5.49	5.44	5.39	5.35	5.33	5.24
100.18	5.49	5.48	5.44	5.37	5.29	5.23	5.19	5.06
100.38	5.47	5.45	5.40	5.30	5.19	5.11	5.06	4.88
100.58	5.44	5.43	5.36	5.23	5.09	4.99	4.92	4.69
100.78	5.42	5.40	5.32	5.16	4.99	4.87	4.79	4.51
100.98	5.39	5.37	5.27	5.09	4.89	4.76	4.65	4.33
101.18	5.37	5.34	5.23	5.02	4.79	4.64	4.52	4.15
101.38	5.34	5.31	5.19	4.95	4.69	4.52	4.38	3.97
101.58	5.32	5.28	5.15	4.88	4.59	4.40	4.25	3.79
101.78	5.30	5.25	5.10	4.82	4.49	4.28	4.12	3.61
101.98	5.27	5.23	5.06	4.75	4.39	4.17	3.99	3.43
102.18	5.25	5.20	5.02	4.68	4.29	4.05	3.85	3.25
102.38	5.22	5.17	4.98	4.61	4.20	3.93	3.72	3.08
102.58	5.20	5.14	4.94	4.54	4.10	3.82	3.59	2.90
102.78	5.17	5.11	4.90	4.48	4.00	3.70	3.46	2.72
Average Life:	11.42	9.57	5.88	3.29	2.17	1.79	1.58	1.15
Mod Duration:	7.91	6.87	4.61	2.83	1.97	1.66	1.47	1.08
Exp. 1st Pay:	03/25/03	03/25/03	03/25/03	03/25/03	03/25/03	03/25/03	03/25/03	03/25/03
Exp. Maturity:	05/25/22	10/25/20	08/25/16	04/25/12	07/25/07	05/25/06	11/25/05	01/25/05
AL TSY Spread:	1.33	1.46	2.15	2.97	3.38	3.46	3.48	3.44

Treasury Curve

TSY	Yield	TSY	Yield
1 YR	1.390		
2 YR	1.720	7 YR	3.470
3 YR	2.200		
5 YR	3.080	10 YR	4.080

* Rounded to two decimal points.

CDMC 2003-1
NEW ISSUE WHOLE LOAN CMO
PRELIMINARY COMPUTATIONAL MATERIALS
WILLIAM J. MAYER SECURITIES, LLC - (203) 622-1557

Prepayment Sensitivity Tables

The following prepayment sensitivity tables are prepared on the basis of certain structuring assumptions. The information is preliminary and will be superseded by information in the Prospectus Supplement relating to the Certificates and by any other information in the Prospectus Supplement relating to the Certificates and by any other information subsequently filed with the Securities and Exchange Commission. The information is based on assumptions that may differ from the assumptions set forth in the Prospectus Supplement. The information does not include, and does not purport to include, information based on assumptions representing a complete set of possible scenarios.

The actual characteristics and performance of the mortgage loans underlying the Certificates may differ from the assumptions used in these Computational Materials. In addition, the assumptions used in preparing the sensitivity tables are hypothetical in nature and are provided to give a general sense of how the yield, average life, duration, expected maturity, interest rate sensitivity, and cash flow characteristics of the Certificates might vary under varying prepayment and other scenarios. Any difference between the assumptions and the actual characteristics and performance of the Mortgage Loans will affect the yield, average life, duration, expected maturity, interest rate sensitivity, and cash flow characteristics of the Certificates.

Deal: 2003-1

Price/Yield Table: Tranche 3, Class A3 <SEQ,AD>

Pricing Speed:	Run	Settles	Rules from	Collateral	Term	Coupon
300.000 PSA	at Issuance	02/27/03	Script		350	6.1756

Class A3	Original Par	Type	Coupon
Tranche 3	$30,000,000	SEQ	5.5000 (FIXED)

Prepayment Rate Default Rate Price in 20/100ths Steps *	100 PSA 0 PSA +0 BP	125 PSA 0 PSA +0 BP	200 PSA 0 PSA +0 BP	300 PSA 0 PSA +0 BP	400 PSA 0 PSA +0 BP	500 PSA 0 PSA +0 BP	600 PSA 0 PSA +0 BP	1000 PSA 0 PSA +0 BP
99.56	5.58	5.58	5.58	5.59	5.59	5.60	5.60	5.61
99.76	5.54	5.54	5.53	5.52	5.52	5.51	5.50	5.48
99.96	5.51	5.50	5.49	5.46	5.44	5.42	5.41	5.35
100.16	5.48	5.47	5.44	5.40	5.37	5.34	5.31	5.23
100.36	5.44	5.43	5.39	5.34	5.29	5.25	5.22	5.10
100.56	5.41	5.39	5.34	5.28	5.22	5.16	5.12	4.97
100.76	5.38	5.36	5.30	5.21	5.14	5.08	5.02	4.84
100.96	5.34	5.32	5.25	5.15	5.07	4.99	4.93	4.72
101.16	5.31	5.28	5.20	5.09	4.99	4.91	4.84	4.59
101.36	5.28	5.25	5.15	5.03	4.92	4.83	4.74	4.47
101.56	5.25	5.21	5.11	4.97	4.85	4.74	4.65	4.34
101.76	5.21	5.18	5.06	4.91	4.77	4.66	4.55	4.21
101.96	5.18	5.14	5.02	4.85	4.70	4.57	4.46	4.09
102.16	5.15	5.10	4.97	4.79	4.63	4.49	4.37	3.97
102.36	5.12	5.07	4.92	4.73	4.56	4.41	4.28	3.84
102.56	5.08	5.03	4.88	4.67	4.48	4.32	4.18	3.72
102.76	5.05	5.00	4.83	4.61	4.41	4.24	4.09	3.60
102.96	5.02	4.96	4.79	4.55	4.34	4.16	4.00	3.47
103.16	4.99	4.93	4.74	4.49	4.27	4.08	3.91	3.35
103.36	4.96	4.89	4.70	4.43	4.20	3.99	3.82	3.23
103.56	4.93	4.86	4.65	4.37	4.12	3.91	3.72	3.11
103.76	4.89	4.82	4.60	4.31	4.05	3.83	3.63	2.99
103.96	4.86	4.79	4.56	4.25	3.98	3.75	3.54	2.86
104.16	4.83	4.75	4.52	4.20	3.91	3.67	3.45	2.74
104.36	4.80	4.72	4.47	4.14	3.84	3.59	3.36	2.62
Average Life:	**8.17**	**7.16**	**5.15**	**3.74**	**3.01**	**2.58**	**2.29**	**1.68**
Mod Duration:	**6.05**	**5.48**	**4.22**	**3.24**	**2.68**	**2.33**	**2.10**	**1.57**
Exp. 1st Pay:	03/25/03	03/25/03	03/25/03	03/25/03	03/25/03	03/25/03	03/25/03	03/25/03
Exp. Maturity:	05/25/22	10/25/20	08/25/16	04/25/12	08/25/09	03/25/08	07/25/07	01/25/06
AL TSY Spread:	1.47	1.64	1.91	2.33	2.50	2.58	2.60	2.48

Treasury Curve

TSY	Yield	TSY	Yield
1 YR	1.390		
2 YR	1.720	7 YR	3.470
3 YR	2.200		
5 YR	3.080	10 YR	4.080

* Rounded to two decimal points.

CDMC 2003-1
NEW ISSUE WHOLE LOAN CMO
PRELIMINARY COMPUTATIONAL MATERIALS
WILLIAM J. MAYER SECURITIES, LLC - (203) 622-1557

Prepayment Sensitivity Tables

The following prepayment sensitivity tables are prepared on the basis of certain structuring assumptions. The information is preliminary and will be superseded by information in the Prospectus Supplement relating to the Certificates and by any other information in the Prospectus Supplement relating to the Certificates and by any other information subsequently filed with the Securities and Exchange Commission. The information is based on assumptions that may differ from the assumptions set forth in the Prospectus Supplement. The information does not include, and does not purport to include, information based on assumptions representing a complete set of possible scenarios.

The actual characteristics and performance of the mortgage loans underlying the Certificates may differ from the assumptions used in these Computational Materials. In addition, the assumptions used in preparing the sensitivity tables are hypothetical in nature and are provided to give a general sense of how the yield, average life, duration, expected maturity, interest rate sensitivity, and cash flow characteristics of the Certificates might vary under varying prepayment and other scenarios. Any difference between the assumptions and the actual characteristics and performance of the Mortgage Loans will affect the yield, average life, duration, expected maturity, interest rate sensitivity, and cash flow characteristics of the Certificates.

6P

Deal: 2003-1

Price/Yield Table: Tranche 4, Class A4 <SEQ,AD>

Pricing Speed:	Run	Settles	Rules from	Collateral	Term	Coupon
300.000 PSA	at Issuance	02/27/03	Script		350	6.1756

Class A4	Original Par	Type	Coupon
Tranche 4	$25,000,000	SEQ	5.5000 (FIXED)

Prepayment Rate Default Rate Price in 20/100ths Steps*	100 PSA 0 PSA +0 BP	125 PSA 0 PSA +0 BP	200 PSA 0 PSA +0 BP	300 PSA 0 PSA +0 BP	400 PSA 0 PSA +0 BP	500 PSA 0 PSA +0 BP	600 PSA 0 PSA +0 BP	1000 PSA 0 PSA +0 BP
99.56	5.58	5.58	5.58	5.59	5.59	5.60	5.60	5.61
99.76	5.54	5.54	5.53	5.52	5.52	5.51	5.50	5.48
99.96	5.51	5.50	5.49	5.46	5.44	5.42	5.41	5.35
100.16	5.48	5.47	5.44	5.40	5.37	5.34	5.31	5.23
100.36	5.44	5.43	5.39	5.34	5.29	5.25	5.22	5.10
100.56	5.41	5.39	5.34	5.28	5.22	5.16	5.12	4.97
100.76	5.38	5.36	5.30	5.21	5.14	5.08	5.02	4.84
100.96	5.34	5.32	5.25	5.15	5.07	4.99	4.93	4.72
101.16	5.31	5.28	5.20	5.09	4.99	4.91	4.84	4.59
101.36	5.28	5.25	5.15	5.03	4.92	4.83	4.74	4.47
101.56	5.25	5.21	5.11	4.97	4.85	4.74	4.65	4.34
101.76	5.21	5.18	5.06	4.91	4.77	4.66	4.55	4.21
101.96	5.18	5.14	5.02	4.85	4.70	4.57	4.46	4.09
102.16	5.15	5.10	4.97	4.79	4.63	4.49	4.37	3.97
102.36	5.12	5.07	4.92	4.73	4.56	4.41	4.28	3.84
102.56	5.08	5.03	4.88	4.67	4.48	4.32	4.18	3.72
102.76	5.05	5.00	4.83	4.61	4.41	4.24	4.09	3.60
102.96	5.02	4.96	4.79	4.55	4.34	4.16	4.00	3.47
103.16	4.99	4.93	4.74	4.49	4.27	4.08	3.91	3.35
103.36	4.96	4.89	4.70	4.43	4.20	3.99	3.82	3.23
103.56	4.93	4.86	4.65	4.37	4.12	3.91	3.72	3.11
103.76	4.89	4.82	4.60	4.31	4.05	3.83	3.63	2.99
103.96	4.86	4.79	4.56	4.25	3.98	3.75	3.54	2.86
104.16	4.83	4.75	4.52	4.20	3.91	3.67	3.45	2.74
104.36	4.80	4.72	4.47	4.14	3.84	3.59	3.36	2.62
Average Life:	**8.17**	**7.16**	**5.15**	**3.74**	**3.01**	**2.58**	**2.29**	**1.68**
Mod Duration:	**6.05**	**5.48**	**4.22**	**3.24**	**2.68**	**2.33**	**2.10**	**1.57**
Exp. 1st Pay:	**03/25/03**	**03/25/03**	**03/25/03**	**03/25/03**	**03/25/03**	**03/25/03**	**03/25/03**	**03/25/03**
Exp. Maturity:	**05/25/22**	**10/25/20**	**08/25/16**	**04/25/12**	**08/25/09**	**03/25/08**	**07/25/07**	**01/25/06**
AL TSY Spread:	**1.47**	**1.64**	**1.91**	**2.33**	**2.50**	**2.58**	**2.60**	**2.48**

Treasury Curve

TSY	Yield	TSY	Yield
1 YR	1.390		
2 YR	1.720	7 YR	3.470
3 YR	2.200		
5 YR	3.080	10 YR	4.080

* Rounded to two decimal points.

CDMC 2003-1
NEW ISSUE WHOLE LOAN CMO
PRELIMINARY COMPUTATIONAL MATERIALS
WILLIAM J. MAYER SECURITIES, LLC - (203) 622-1557

Prepayment Sensitivity Tables

The following prepayment sensitivity tables are prepared on the basis of certain structuring assumptions. The information is preliminary and will be superseded by information in the Prospectus Supplement relating to the Certificates and by any other information in the Prospectus Supplement relating to the Certificates and by any other information subsequently filed with the Securities and Exchange Commission. The information is based on assumptions that may differ from the assumptions set forth in the Prospectus Supplement. The information does not include, and does not purport to include, information based on assumptions representing a complete set of possible scenarios.

The actual characteristics and performance of the mortgage loans underlying the Certificates may differ from the assumptions used in these Computational Materials. In addition, the assumptions used in preparing the sensitivity tables are hypothetical in nature and are provided to give a general sense of how the yield, average life, duration, expected maturity, interest rate sensitivity, and cash flow characteristics of the Certificates might vary under varying prepayment and other scenarios. Any difference between the assumptions and the actual characteristics and performance of the Mortgage Loans will affect the yield, average life, duration, expected maturity, interest rate sensitivity, and cash flow characteristics of the Certificates.

Deal: 2003-1

Price/Yield Table: Tranche 5, Class A5 <SEQ,AD>

Pricing Speed:	Run	Settles	Rules from	Collateral	Term	Coupon
300.000 PSA	at Issuance	02/27/03	Script		350	6.1756

Class A5	Original Par	Type	Coupon
Tranche 5	$40,000,000	SEQ	5.5000 (FIXED)

Prepayment Rate Default Rate Price in 20/100ths Steps*	100 PSA 0 PSA +0 BP	125 PSA 0 PSA +0 BP	200 PSA 0 PSA +0 BP	300 PSA 0 PSA +0 BP	400 PSA 0 PSA +0 BP	500 PSA 0 PSA +0 BP	600 PSA 0 PSA +0 BP	1000 PSA 0 PSA +0 BP
99.56	5.58	5.58	5.58	5.59	5.59	5.60	5.60	5.61
99.76	5.54	5.54	5.53	5.52	5.52	5.51	5.50	5.48
99.96	5.51	5.50	5.49	5.46	5.44	5.42	5.41	5.35
100.16	5.48	5.47	5.44	5.40	5.37	5.34	5.31	5.23
100.36	5.44	5.43	5.39	5.34	5.29	5.25	5.22	5.10
100.56	5.41	5.39	5.34	5.28	5.22	5.16	5.12	4.97
100.76	5.38	5.36	5.30	5.21	5.14	5.08	5.02	4.84
100.96	5.34	5.32	5.25	5.15	5.07	4.99	4.93	4.72
101.16	5.31	5.28	5.20	5.09	4.99	4.91	4.84	4.59
101.36	5.28	5.25	5.15	5.03	4.92	4.83	4.74	4.47
101.56	5.25	5.21	5.11	4.97	4.85	4.74	4.65	4.34
101.76	5.21	5.18	5.06	4.91	4.77	4.66	4.55	4.21
101.96	5.18	5.14	5.02	4.85	4.70	4.57	4.46	4.09
102.16	5.15	5.10	4.97	4.79	4.63	4.49	4.37	3.97
102.36	5.12	5.07	4.92	4.73	4.56	4.41	4.28	3.84
102.56	5.08	5.03	4.88	4.67	4.48	4.32	4.18	3.72
102.76	5.05	5.00	4.83	4.61	4.41	4.24	4.09	3.60
102.96	5.02	4.96	4.79	4.55	4.34	4.16	4.00	3.47
103.16	4.99	4.93	4.74	4.49	4.27	4.08	3.91	3.35
103.36	4.96	4.89	4.70	4.43	4.20	3.99	3.82	3.23
103.56	4.93	4.86	4.65	4.37	4.12	3.91	3.72	3.11
103.76	4.89	4.82	4.60	4.31	4.05	3.83	3.63	2.99
103.96	4.86	4.79	4.56	4.25	3.98	3.75	3.54	2.86
104.16	4.83	4.75	4.52	4.20	3.91	3.67	3.45	2.74
104.36	4.80	4.72	4.47	4.14	3.84	3.59	3.36	2.62
Average Life:	8.17	7.16	5.15	3.74	3.01	2.58	2.29	1.68
Mod Duration:	6.05	5.48	4.22	3.24	2.68	2.33	2.10	1.57
Exp. 1st Pay:	03/25/03	03/25/03	03/25/03	03/25/03	03/25/03	03/25/03	03/25/03	03/25/03
Exp. Maturity:	05/25/22	10/25/20	08/25/16	04/25/12	08/25/09	03/25/08	07/25/07	01/25/06
AL TSY Spread:	1.47	1.64	1.91	2.33	2.50	2.58	2.60	2.48

Treasury Curve

TSY	Yield	TSY	Yield
1 YR	1.390		
2 YR	1.720	7 YR	3.470
3 YR	2.200		
5 YR	3.080	10 YR	4.080

* Rounded to two decimal points.

CDMC 2003-1
NEW ISSUE WHOLE LOAN CMO
PRELIMINARY COMPUTATIONAL MATERIALS
WILLIAM J. MAYER SECURITIES, LLC - (203) 622-1557

Prepayment Sensitivity Tables

The following prepayment sensitivity tables are prepared on the basis of certain structuring assumptions. The information is preliminary and will be superseded by information in the Prospectus Supplement relating to the Certificates and by any other information in the Prospectus Supplement relating to the Certificates and by any other information subsequently filed with the Securities and Exchange Commission. The information is based on assumptions that may differ from the assumptions set forth in the Prospectus Supplement. The information does not include, and does not purport to include, information based on assumptions representing a complete set of possible scenarios.

The actual characteristics and performance of the mortgage loans underlying the Certificates may differ from the assumptions used in these Computational Materials. In addition, the assumptions used in preparing the sensitivity tables are hypothetical in nature and are provided to give a general sense of how the yield, average life, duration, expected maturity, interest rate sensitivity, and cash flow characteristics of the Certificates might vary under varying prepayment and other scenarios. Any difference between the assumptions and the actual characteristics and performance of the Mortgage Loans will affect the yield, average life, duration, expected maturity, interest rate sensitivity, and cash flow characteristics of the Certificates.

Deal: 2003-1

Price/Yield Table: Tranche 6, Class A6 <SEQ,AD>

Pricing Speed;	Run	Settles	Rules from	Collateral	Term	Coupon
300.000 PSA	at Issuance	02/27/03	Script		350	6.1756

Class A6	Original Par	Type	Coupon
Tranche 6	$25,000,000	SEQ	5.5000 (FIXED)

Prepayment Rate Default Rate Price in 20/100ths Steps *	100 PSA 0 PSA +0 BP	125 PSA 0 PSA +0 BP	200 PSA 0 PSA +0 BP	300 PSA 0 PSA +0 BP	400 PSA 0 PSA +0 BP	500 PSA 0 PSA +0 BP	600 PSA 0 PSA +0 BP	1000 PSA 0 PSA +0 BP
99.29	5.64	5.64	5.67	5.69	5.72	5.73	5.75	5.81
99.49	5.59	5.60	5.61	5.62	5.63	5.63	5.64	5.67
99.69	5.55	5.55	5.55	5.54	5.54	5.54	5.53	5.52
99.89	5.51	5.50	5.49	5.47	5.45	5.44	5.42	5.38
100.09	5.47	5.46	5.43	5.39	5.36	5.34	5.31	5.24
100.29	5.42	5.41	5.37	5.32	5.28	5.24	5.21	5.10
100.49	5.38	5.36	5.31	5.24	5.19	5.14	5.10	4.95
100.69	5.34	5.32	5.25	5.17	5.10	5.04	4.99	4.81
100.89	5.30	5.27	5.19	5.09	5.01	4.94	4.88	4.67
101.09	5.26	5.22	5.13	5.02	4.93	4.85	4.77	4.53
101.29	5.21	5.18	5.07	4.95	4.84	4.75	4.67	4.39
101.49	5.17	5.13	5.01	4.87	4.76	4.65	4.56	4.25
101.69	5.13	5.08	4.95	4.80	4.67	4.56	4.45	4.11
101.89	5.09	5.04	4.90	4.73	4.58	4.46	4.35	3.98
102.09	5.05	4.99	4.84	4.65	4.50	4.36	4.24	3.84
102.29	5.01	4.95	4.78	4.58	4.41	4.27	4.14	3.70
102.49	4.97	4.90	4.72	4.51	4.33	4.17	4.03	3.56
102.69	4.92	4.86	4.66	4.44	4.25	4.08	3.93	3.43
102.89	4.88	4.81	4.61	4.37	4.16	3.98	3.82	3.29
103.09	4.84	4.77	4.55	4.29	4.08	3.89	3.72	3.15
103.29	4.80	4.72	4.49	4.22	3.99	3.79	3.61	3.02
103.49	4.76	4.68	4.44	4.15	3.91	3.70	3.51	2.88
103.69	4.72	4.63	4.38	4.08	3.83	3.60	3.40	2.75
103.89	4.68	4.59	4.32	4.01	3.74	3.51	3.30	2.61
104.09	4.64	4.54	4.27	3.94	3.66	3.42	3.20	2.48
Average Life:	5.86	5.19	3.89	3.01	2.52	2.21	1.99	1.50
Mod Duration:	4.73	4.28	3.36	2.68	2.29	2.03	1.84	1.41
Exp. 1st Pay:	03/25/03	03/25/03	03/25/03	03/25/03	03/25/03	03/25/03	03/25/03	03/25/03
Exp. Maturity:	07/25/15	03/25/14	03/25/11	01/25/09	10/25/07	02/25/07	08/25/06	08/25/05
AL TSY Spread:	1.88	1.97	2.36	2.60	2.70	2.73	2.73	2.56

Treasury Curve

TSY	Yield	TSY	Yield
1 YR	1.390		
2 YR	1.720	7 YR	3.470
3 YR	2.200		
5 YR	3.080	10 YR	4.080

* Rounded to two decimal points.

CDMC 2003-1
NEW ISSUE WHOLE LOAN CMO
PRELIMINARY COMPUTATIONAL MATERIALS
WILLIAM J. MAYER SECURITIES, LLC - (203) 622-1557

Prepayment Sensitivity Tables

The following prepayment sensitivity tables are prepared on the basis of certain structuring assumptions. The information is preliminary and will be superseded by information in the Prospectus Supplement relating to the Certificates and by any other information in the Prospectus Supplement relating to the Certificates and by any other information subsequently filed with the Securities and Exchange Commission. The information is based on assumptions that may differ from the assumptions set forth in the Prospectus Supplement. The information does not include, and does not purport to include, information based on assumptions representing a complete set of possible scenarios.

The actual characteristics and performance of the mortgage loans underlying the Certificates may differ from the assumptions used in these Computational Materials. In addition, the assumptions used in preparing the sensitivity tables are hypothetical in nature and are provided to give a general sense of how the yield, average life, duration, expected maturity, interest rate sensitivity, and cash flow characteristics of the Certificates might vary under varying prepayment and other scenarios. Any difference between the assumptions and the actual characteristics and performance of the Mortgage Loans will affect the yield, average life, duration, expected maturity, interest rate sensitivity, and cash flow characteristics of the Certificates.

Deal: 2003-1

Price/Yield Table: Tranche 7, Class A7 <SEQ,AD>

Pricing Speed:	Run	Settles	Rules from	Collateral	Term	Coupon
300.000 PSA	at Issuance	02/27/03	Script		350	6.1756

Class A7	Original Par	Type	Coupon
Tranche 7	$25,000,000	SEQ	5.5000 (FIXED)

Prepayment Rate Default Rate Price in 20/100ths Steps *	100 PSA 0 PSA +0 BP	125 PSA 0 PSA +0 BP	200 PSA 0 PSA +0 BP	300 PSA 0 PSA +0 BP	400 PSA 0 PSA +0 BP	500 PSA 0 PSA +0 BP	600 PSA 0 PSA +0 BP	1000 PSA 0 PSA +0 BP
99.29	5.64	5.64	5.67	5.69	5.72	5.73	5.75	5.81
99.49	5.59	5.60	5.61	5.62	5.63	5.63	5.64	5.67
99.69	5.55	5.55	5.55	5.54	5.54	5.54	5.53	5.52
99.89	5.51	5.50	5.49	5.47	5.45	5.44	5.42	5.38
100.09	5.47	5.46	5.43	5.39	5.36	5.34	5.31	5.24
100.29	5.42	5.41	5.37	5.32	5.28	5.24	5.21	5.10
100.49	5.38	5.36	5.31	5.24	5.19	5.14	5.10	4.95
100.69	5.34	5.32	5.25	5.17	5.10	5.04	4.99	4.81
100.89	5.30	5.27	5.19	5.09	5.01	4.94	4.88	4.67
101.09	5.26	5.22	5.13	5.02	4.93	4.85	4.77	4.53
101.29	5.21	5.18	5.07	4.95	4.84	4.75	4.67	4.39
101.49	5.17	5.13	5.01	4.87	4.76	4.65	4.56	4.25
101.69	5.13	5.08	4.95	4.80	4.67	4.56	4.45	4.11
101.89	5.09	5.04	4.90	4.73	4.58	4.46	4.35	3.98
102.09	5.05	4.99	4.84	4.65	4.50	4.36	4.24	3.84
102.29	5.01	4.95	4.78	4.58	4.41	4.27	4.14	3.70
102.49	4.97	4.90	4.72	4.51	4.33	4.17	4.03	3.56
102.69	4.92	4.86	4.66	4.44	4.25	4.08	3.93	3.43
102.89	4.88	4.81	4.61	4.37	4.16	3.98	3.82	3.29
103.09	4.84	4.77	4.55	4.29	4.08	3.89	3.72	3.15
103.29	4.80	4.72	4.49	4.22	3.99	3.79	3.61	3.02
103.49	4.76	4.68	4.44	4.15	3.91	3.70	3.51	2.88
103.69	4.72	4.63	4.38	4.08	3.83	3.60	3.40	2.75
103.89	4.68	4.59	4.32	4.01	3.74	3.51	3.30	2.61
104.09	4.64	4.54	4.27	3.94	3.66	3.42	3.20	2.48
Average Life:	5.86	5.19	3.89	3.01	2.52	2.21	1.99	1.50
Mod Duration:	4.73	4.28	3.36	2.68	2.29	2.03	1.84	1.41
Exp. 1st Pay:	03/25/03	03/25/03	03/25/03	03/25/03	03/25/03	03/25/03	03/25/03	03/25/03
Exp. Maturity:	07/25/15	03/25/14	03/25/11	01/25/09	10/25/07	02/25/07	08/25/06	08/25/05
AL TSY Spread:	1.88	1.97	2.36	2.60	2.70	2.73	2.73	2.56

Treasury Curve

TSY	Yield	TSY	Yield
1 YR	1.390		
2 YR	1.720	7 YR	3.470
3 YR	2.200		
5 YR	3.080	10 YR	4.080

* Rounded to two decimal points.

Prepayment Sensitivity Tables

The following prepayment sensitivity tables are prepared on the basis of certain structuring assumptions. The information is preliminary and will be superseded by information in the Prospectus Supplement relating to the Certificates and by any other information in the Prospectus Supplement relating to the Certificates and by any other information subsequently filed with the Securities and Exchange Commission. The information is based on assumptions that may differ from the assumptions set forth in the Prospectus Supplement. The information does not include, and does not purport to include, information based on assumptions representing a complete set of possible scenarios.

The actual characteristics and performance of the mortgage loans underlying the Certificates may differ from the assumptions used in these Computational Materials. In addition, the assumptions used in preparing the sensitivity tables are hypothetical in nature and are provided to give a general sense of how the yield, average life, duration, expected maturity, interest rate sensitivity, and cash flow characteristics of the Certificates might vary under varying prepayment and other scenarios. Any difference between the assumptions and the actual characteristics and performance of the Mortgage Loans will affect the yield, average life, duration, expected maturity, interest rate sensitivity, and cash flow characteristics of the Certificates.

NWa

Deal: 2003-1

Price/Yield Table: Tranche 8, Class A8 <ZBOND>

Pricing Speed:	Run	Settles	Rules from	Collateral	Term	Coupon
300.000 PSA	at Issuance	02/27/03	Script		350	6.1756

Class A8	Original Par	Type	Coupon
Tranche 8	$7,222,222	SEQ/Z	5.5000 (FIXED)

Prepayment Rate Default Rate Price in 20/100ths Steps*	100 PSA 0 PSA +0 BP	125 PSA 0 PSA +0 BP	200 PSA 0 PSA +0 BP	300 PSA 0 PSA +0 BP	400 PSA 0 PSA +0 BP	500 PSA 0 PSA +0 BP	600 PSA 0 PSA +0 BP	1000 PSA 0 PSA +0 BP
95.26	5.86	5.90	6.01	6.21	6.41	6.59	6.74	7.28
95.46	5.85	5.88	5.99	6.18	6.37	6.54	6.69	7.20
95.66	5.84	5.87	5.97	6.15	6.33	6.49	6.63	7.12
95.86	5.82	5.85	5.95	6.12	6.29	6.44	6.58	7.04
96.06	5.81	5.83	5.93	6.09	6.25	6.40	6.52	6.96
96.26	5.79	5.82	5.91	6.06	6.21	6.35	6.47	6.88
96.46	5.78	5.80	5.89	6.03	6.17	6.30	6.41	6.80
96.66	5.77	5.79	5.87	6.00	6.13	6.25	6.36	6.72
96.86	5.75	5.77	5.84	5.97	6.09	6.21	6.30	6.64
97.06	5.74	5.76	5.82	5.94	6.06	6.16	6.25	6.56
97.26	5.72	5.74	5.80	5.91	6.02	6.11	6.20	6.48
97.46	5.71	5.73	5.78	5.88	5.98	6.07	6.14	6.40
97.66	5.70	5.71	5.76	5.85	5.94	6.02	6.09	6.33
97.86	5.68	5.70	5.74	5.82	5.90	5.97	6.03	6.25
98.06	5.67	5.68	5.72	5.79	5.86	5.93	5.98	6.17
98.26	5.66	5.67	5.70	5.76	5.82	5.88	5.93	6.09
98.46	5.64	5.65	5.68	5.73	5.79	5.83	5.87	6.01
98.66	5.63	5.64	5.66	5.70	5.75	5.79	5.82	5.94
98.86	5.62	5.62	5.64	5.68	5.71	5.74	5.77	5.86
99.06	5.60	5.61	5.62	5.65	5.67	5.70	5.71	5.78
99.26	5.59	5.59	5.60	5.62	5.63	5.65	5.66	5.71
99.46	5.58	5.58	5.58	5.59	5.60	5.60	5.61	5.63
99.66	5.56	5.56	5.56	5.56	5.56	5.56	5.56	5.55
99.86	5.55	5.55	5.54	5.53	5.52	5.51	5.50	5.48
100.06	5.53	5.53	5.52	5.50	5.48	5.47	5.45	5.40
Average Life:	**15.69**	**14.16**	**10.50**	**7.23**	**5.48**	**4.51**	**3.92**	**2.70**
Mod Duration:	**14.89**	**13.44**	**9.99**	**6.95**	**5.29**	**4.37**	**3.80**	**2.61**
Exp. 1st Pay:	07/25/15	03/25/14	03/25/11	01/25/09	10/25/07	02/25/07	08/25/06	08/25/05
Exp. Maturity:	06/25/22	10/25/20	08/25/16	04/25/12	08/25/09	03/25/08	07/25/07	01/25/06
AL TSY Spread:	1.36	1.45	1.66	2.33	2.77	3.15	3.48	4.27

Treasury Curve

TSY	Yield	TSY	Yield
1 YR	1.390		
2 YR	1.720	7 YR	3.470
3 YR	2.200		
5 YR	3.080	10 YR	4.080

* Rounded to two decimal points.

CDMC 2003-1
NEW ISSUE WHOLE LOAN CMO
PRELIMINARY COMPUTATIONAL MATERIALS
WILLIAM J. MAYER SECURITIES, LLC - (203) 622-1557

Prepayment Sensitivity Tables

The following prepayment sensitivity tables are prepared on the basis of certain structuring assumptions. The information is preliminary and will be superseded by information in the Prospectus Supplement relating to the Certificates and by any other information in the Prospectus Supplement relating to the Certificates and by any other information subsequently filed with the Securities and Exchange Commission. The information is based on assumptions that may differ from the assumptions set forth in the Prospectus Supplement. The information does not include, and does not purport to include, information based on assumptions representing a complete set of possible scenarios.

The actual characteristics and performance of the mortgage loans underlying the Certificates may differ from the assumptions used in these Computational Materials. In addition, the assumptions used in preparing the sensitivity tables are hypothetical in nature and are provided to give a general sense of how the yield, average life, duration, expected maturity, interest rate sensitivity, and cash flow characteristics of the Certificates might vary under varying prepayment and other scenarios. Any difference between the assumptions and the actual characteristics and performance of the Mortgage Loans will affect the yield, average life, duration, expected maturity, interest rate sensitivity, and cash flow characteristics of the Certificates.

Deal: 2003-1
Price/Yield Table: Tranche 9, Class A9 <ZBOND>

Pricing Speed:	Run	Settles	Rules from	Collateral	Term	Coupon
300.000 PSA	at Issuance	02/27/03	Script		350	6.1756

Class A9	Original Par	Type	Coupon
Tranche 9	$12,202,224	SEQ/Z	5.5000 (FIXED)

Prepayment Rate Default Rate Price in 20/100ths Steps*	100 PSA 0 PSA +0 BP	125 PSA 0 PSA +0 BP	200 PSA 0 PSA +0 BP	300 PSA 0 PSA +0 BP	400 PSA 0 PSA +0 BP	500 PSA 0 PSA +0 BP	600 PSA 0 PSA +0 BP	1000 PSA 0 PSA +0 BP
89.42	6.04	6.07	6.20	6.45	6.93	7.52	7.95	9.22
89.62	6.03	6.06	6.18	6.43	6.90	7.48	7.90	9.15
89.82	6.02	6.05	6.17	6.41	6.87	7.44	7.85	9.07
90.02	6.01	6.04	6.16	6.39	6.84	7.40	7.80	9.00
90.22	6.00	6.03	6.15	6.37	6.81	7.36	7.75	8.92
90.42	5.99	6.02	6.13	6.36	6.78	7.32	7.70	8.84
90.62	5.98	6.01	6.12	6.34	6.76	7.28	7.65	8.77
90.82	5.97	6.00	6.11	6.32	6.73	7.24	7.60	8.69
91.02	5.96	5.99	6.09	6.30	6.70	7.20	7.56	8.62
91.22	5.95	5.98	6.08	6.28	6.67	7.16	7.51	8.54
91.42	5.94	5.97	6.07	6.27	6.65	7.12	7.46	8.47
91.62	5.93	5.96	6.06	6.25	6.62	7.08	7.41	8.40
91.82	5.92	5.95	6.04	6.23	6.59	7.04	7.36	8.32
92.02	5.91	5.94	6.03	6.21	6.56	7.00	7.31	8.25
92.22	5.90	5.93	6.02	6.19	6.54	6.96	7.27	8.17
92.42	5.90	5.92	6.00	6.18	6.51	6.92	7.22	8.10
92.62	5.89	5.91	5.99	6.16	6.48	6.89	7.17	8.03
92.82	5.88	5.90	5.98	6.14	6.45	6.85	7.12	7.95
93.02	5.87	5.89	5.97	6.12	6.43	6.81	7.07	7.88
93.22	5.86	5.88	5.95	6.11	6.40	6.77	7.03	7.81
93.42	5.85	5.87	5.94	6.09	6.37	6.73	6.98	7.74
93.62	5.84	5.86	5.93	6.07	6.35	6.69	6.93	7.66
93.82	5.83	5.85	5.92	6.05	6.32	6.65	6.89	7.59
94.02	5.82	5.84	5.90	6.04	6.29	6.61	6.84	7.52
94.22	5.81	5.83	5.89	6.02	6.26	6.57	6.79	7.45
Average Life:	**23.99**	**22.62**	**18.46**	**13.34**	**8.43**	**5.69**	**4.67**	**3.05**
Mod Duration:	**22.52**	**21.08**	**16.94**	**12.15**	**7.88**	**5.48**	**4.51**	**2.93**
Exp. 1st Pay:	**05/25/22**	**10/25/20**	**08/25/16**	**04/25/12**	**08/25/09**	**03/25/08**	**07/25/07**	**01/25/06**
Exp. Maturity:	**02/25/33**	**02/25/33**	**02/25/33**	**02/25/33**	**02/25/33**	**07/25/09**	**02/25/08**	**04/25/06**
AL TSY Spread:	**1.22**	**1.31**	**1.59**	**2.00**	**2.83**	**3.83**	**4.42**	**6.10**

Treasury Curve

TSY	Yield	TSY	Yield
1 YR	1.390		
2 YR	1.720	7 YR	3.470
3 YR	2.200		
5 YR	3.080	10 YR	4.080

* Rounded to two decimal points.

CDMC 2003-1
NEW ISSUE WHOLE LOAN CMO
PRELIMINARY COMPUTATIONAL MATERIALS
WILLIAM J. MAYER SECURITIES, LLC - (203) 622-1557

Prepayment Sensitivity Tables

The following prepayment sensitivity tables are prepared on the basis of certain structuring assumptions. The information is preliminary and will be superseded by information in the Prospectus Supplement relating to the Certificates and by any other information in the Prospectus Supplement relating to the Certificates and by any other information subsequently filed with the Securities and Exchange Commission. The information is based on assumptions that may differ from the assumptions set forth in the Prospectus Supplement. The information does not include, and does not purport to include, information based on assumptions representing a complete set of possible scenarios.

The actual characteristics and performance of the mortgage loans underlying the Certificates may differ from the assumptions used in these Computational Materials. In addition, the assumptions used in preparing the sensitivity tables are hypothetical in nature and are provided to give a general sense of how the yield, average life, duration, expected maturity, interest rate sensitivity, and cash flow characteristics of the Certificates might vary under varying prepayment and other scenarios. Any difference between the assumptions and the actual characteristics and performance of the Mortgage Loans will affect the yield, average life, duration, expected maturity, interest rate sensitivity, and cash flow characteristics of the Certificates.

Deal: 2003-1

Price/Yield Table: Tranche 10, Class A10 <NAS>

Pricing Speed:	Run	Settles	Rules from	Collateral	Term	Coupon
300.000 PSA	at Issuance	02/27/03	Script		350	6.1756

Class A10	Original Par	Type	Coupon
Tranche 10	$33,000,000	SEQ	5.5000 (FIXED)

Prepayment Rate Default Rate Price in 20/100ths Steps *	100 PSA 0 PSA +0 BP	125 PSA 0 PSA +0 BP	200 PSA 0 PSA +0 BP	300 PSA 0 PSA +0 BP	400 PSA 0 PSA +0 BP	500 PSA 0 PSA +0 BP	600 PSA 0 PSA +0 BP	1000 PSA 0 PSA +0 BP
96.73	5.87	5.89	5.92	5.95	5.98	6.04	6.13	6.47
96.93	5.85	5.86	5.89	5.92	5.95	6.00	6.09	6.41
97.13	5.83	5.84	5.87	5.90	5.92	5.97	6.05	6.34
97.33	5.81	5.82	5.84	5.87	5.89	5.94	6.01	6.28
97.53	5.79	5.80	5.82	5.84	5.86	5.90	5.97	6.22
97.73	5.77	5.77	5.79	5.82	5.84	5.87	5.93	6.16
97.93	5.74	5.75	5.77	5.79	5.81	5.84	5.89	6.09
98.13	5.72	5.73	5.74	5.76	5.78	5.81	5.85	6.03
98.33	5.70	5.71	5.72	5.74	5.75	5.77	5.81	5.97
98.53	5.68	5.68	5.70	5.71	5.72	5.74	5.78	5.91
98.73	5.66	5.66	5.67	5.68	5.69	5.71	5.74	5.84
98.93	5.64	5.64	5.65	5.66	5.66	5.68	5.70	5.78
99.13	5.62	5.62	5.62	5.63	5.64	5.64	5.66	5.72
99.33	5.60	5.60	5.60	5.60	5.61	5.61	5.62	5.66
99.53	5.57	5.58	5.58	5.58	5.58	5.58	5.58	5.60
99.73	5.55	5.55	5.55	5.55	5.55	5.55	5.55	5.54
99.93	5.53	5.53	5.53	5.53	5.52	5.52	5.51	5.47
100.13	5.51	5.51	5.51	5.50	5.49	5.49	5.47	5.41
100.33	5.49	5.49	5.48	5.47	5.47	5.45	5.43	5.35
100.53	5.47	5.47	5.46	5.45	5.44	5.42	5.39	5.29
100.73	5.45	5.45	5.43	5.42	5.41	5.39	5.36	5.23
100.93	5.43	5.42	5.41	5.40	5.38	5.36	5.32	5.17
101.13	5.41	5.40	5.39	5.37	5.36	5.33	5.28	5.11
101.33	5.39	5.38	5.36	5.34	5.33	5.30	5.25	5.05
101.53	5.37	5.36	5.34	5.32	5.30	5.27	5.21	4.99
Average Life:	15.12	14.29	12.37	10.71	9.59	8.09	6.46	3.70
Mod Duration:	9.52	9.19	8.39	7.64	7.09	6.26	5.26	3.26
Exp. 1st Pay:	03/25/08	03/25/08	03/25/08	03/25/08	03/25/08	03/25/08	02/25/08	04/25/06
Exp. Maturity:	02/25/33	02/25/33	02/25/33	02/25/33	02/25/33	02/25/33	02/25/33	07/25/07
AL TSY Spread:	1.31	1.35	1.44	1.52	1.64	1.95	2.29	3.21

Treasury Curve

TSY	Yield	TSY	Yield
1 YR	1.390		
2 YR	1.720	7 YR	3.470
3 YR	2.200		
5 YR	3.080	10 YR	4.080

* Rounded to two decimal points.

CDMC 2003-1
NEW ISSUE WHOLE LOAN CMO
PRELIMINARY COMPUTATIONAL MATERIALS
WILLIAM J. MAYER SECURITIES, LLC - (203) 622-1557

Prepayment Sensitivity Tables

The following prepayment sensitivity tables are prepared on the basis of certain structuring assumptions. The information is preliminary and will be superseded by information in the Prospectus Supplement relating to the Certificates and by any other information in the Prospectus Supplement relating to the Certificates and by any other information subsequently filed with the Securities and Exchange Commission. The information is based on assumptions that may differ from the assumptions set forth in the Prospectus Supplement. The information does not include, and does not purport to include, information based on assumptions representing a complete set of possible scenarios.

The actual characteristics and performance of the mortgage loans underlying the Certificates may differ from the assumptions used in these Computational Materials. In addition, the assumptions used in preparing the sensitivity tables are hypothetical in nature and are provided to give a general sense of how the yield, average life, duration, expected maturity, interest rate sensitivity, and cash flow characteristics of the Certificates might vary under varying prepayment and other scenarios. Any difference between the assumptions and the actual characteristics and performance of the Mortgage Loans will affect the yield, average life, duration, expected maturity, interest rate sensitivity, and cash flow characteristics of the Certificates.

Deal: 2003-1

Price/Yield Table: Tranche 11, Class B1 <SUB>

Pricing Speed:	Run	Settles	Rules from	Collateral	Term	Coupon
300.000 PSA	at Issuance	02/27/03	Script		350	6.1756

Class B1	Original Par	Type	Coupon
Tranche 11	$12,375,000	SM-10	5.5000 (FIXED)

Prepayment Rate Default Rate Price in 20/100ths Steps *	100 PSA 0 PSA +0 BP	125 PSA 0 PSA +0 BP	200 PSA 0 PSA +0 BP	300 PSA 0 PSA +0 BP	400 PSA 0 PSA +0 BP	500 PSA 0 PSA +0 BP	600 PSA 0 PSA +0 BP	1000 PSA 0 PSA +0 BP
95.88	5.99	6.01	6.05	6.09	6.13	6.15	6.18	6.43
96.08	5.97	5.98	6.02	6.06	6.09	6.12	6.15	6.38
96.28	5.94	5.96	5.99	6.03	6.06	6.09	6.11	6.33
96.48	5.92	5.93	5.97	6.00	6.03	6.06	6.08	6.29
96.68	5.90	5.91	5.94	5.98	6.00	6.03	6.05	6.24
96.88	5.88	5.89	5.91	5.95	5.97	5.99	6.01	6.19
97.08	5.85	5.86	5.89	5.92	5.94	5.96	5.98	6.15
97.28	5.83	5.84	5.86	5.89	5.91	5.93	5.95	6.10
97.48	5.81	5.81	5.84	5.86	5.88	5.90	5.91	6.05
97.68	5.78	5.79	5.81	5.83	5.85	5.87	5.88	6.01
97.88	5.76	5.77	5.79	5.81	5.82	5.84	5.85	5.96
98.08	5.74	5.74	5.76	5.78	5.79	5.80	5.81	5.92
98.28	5.72	5.72	5.73	5.75	5.76	5.77	5.78	5.87
98.48	5.69	5.70	5.71	5.72	5.73	5.74	5.75	5.82
98.68	5.67	5.67	5.68	5.69	5.70	5.71	5.72	5.78
98.88	5.65	5.65	5.66	5.67	5.67	5.68	5.68	5.73
99.08	5.63	5.63	5.63	5.64	5.64	5.65	5.65	5.69
99.28	5.60	5.60	5.61	5.61	5.62	5.62	5.62	5.64
99.48	5.58	5.58	5.58	5.58	5.59	5.59	5.59	5.60
99.68	5.56	5.56	5.56	5.56	5.56	5.56	5.56	5.55
99.88	5.54	5.54	5.53	5.53	5.53	5.53	5.52	5.51
100.08	5.51	5.51	5.51	5.50	5.50	5.50	5.49	5.46
100.28	5.49	5.49	5.48	5.48	5.47	5.46	5.46	5.42
100.48	5.47	5.47	5.46	5.45	5.44	5.43	5.43	5.37
100.68	5.45	5.44	5.43	5.42	5.41	5.40	5.40	5.33
Average Life:	14.21	13.47	11.72	10.23	9.27	8.61	8.12	5.30
Mod Duration:	8.96	8.66	7.94	7.28	6.82	6.48	6.22	4.43
Exp. 1st Pay:	03/25/03	03/25/03	03/25/03	03/25/03	03/25/03	03/25/03	03/25/03	03/25/03
Exp. Maturity:	02/25/33	02/25/33	02/25/33	02/25/33	02/25/33	02/25/33	02/25/33	03/25/32
AL TSY Spread:	1.45	1.49	1.58	1.66	1.83	1.98	2.09	2.73

Treasury Curve

TSY	Yield	TSY	Yield
1 YR	1.390		
2 YR	1.720	7 YR	3.470
3 YR	2.200		
5 YR	3.080	10 YR	4.080

* Rounded to two decimal points.

CDMC 2003-1
NEW ISSUE WHOLE LOAN CMO
PRELIMINARY COMPUTATIONAL MATERIALS
WILLIAM J. MAYER SECURITIES, LLC - (203) 622-1557

Prepayment Sensitivity Tables

The following prepayment sensitivity tables are prepared on the basis of certain structuring assumptions. The information is preliminary and will be superseded by information in the Prospectus Supplement relating to the Certificates and by any other information in the Prospectus Supplement relating to the Certificates and by any other information subsequently filed with the Securities and Exchange Commission. The information is based on assumptions that may differ from the assumptions set forth in the Prospectus Supplement. The information does not include, and does not purport to include, information based on assumptions representing a complete set of possible scenarios.

The actual characteristics and performance of the mortgage loans underlying the Certificates may differ from the assumptions used in these Computational Materials. In addition, the assumptions used in preparing the sensitivity tables are hypothetical in nature and are provided to give a general sense of how the yield, average life, duration, expected maturity, interest rate sensitivity, and cash flow characteristics of the Certificates might vary under varying prepayment and other scenarios. Any difference between the assumptions and the actual characteristics and performance of the Mortgage Loans will affect the yield, average life, duration, expected maturity, interest rate sensitivity, and cash flow characteristics of the Certificates.

Deal: 2003-1

Price/Yield Table: Tranche 12, Class B2 <SUB>

Pricing Speed:	Run	Settles	Rules from	Collateral	Term	Coupon
300.000 PSA	at Issuance	02/27/03	Script		350	6.1756

Class B2	Original Par	Type	Coupon
Tranche 12	$1,375,000	SM	5.5000 (FIXED)

Prepayment Rate Default Rate Price in 20/100ths Steps*	100 PSA 0 PSA +0 BP	125 PSA 0 PSA +0 BP	200 PSA 0 PSA +0 BP	300 PSA 0 PSA +0 BP	400 PSA 0 PSA +0 BP	500 PSA 0 PSA +0 BP	600 PSA 0 PSA +0 BP	1000 PSA 0 PSA +0 BP
94.11	6.20	6.22	6.28	6.35	6.40	6.45	6.48	6.85
94.31	6.18	6.20	6.26	6.32	6.37	6.41	6.45	6.80
94.51	6.16	6.17	6.23	6.29	6.34	6.38	6.41	6.76
94.71	6.13	6.15	6.20	6.26	6.31	6.35	6.38	6.71
94.91	6.11	6.13	6.18	6.23	6.28	6.31	6.34	6.66
95.11	6.08	6.10	6.15	6.20	6.24	6.28	6.31	6.61
95.31	6.06	6.08	6.12	6.17	6.21	6.25	6.28	6.56
95.51	6.04	6.05	6.10	6.14	6.18	6.22	6.24	6.52
95.71	6.01	6.03	6.07	6.11	6.15	6.18	6.21	6.47
95.91	5.99	6.00	6.04	6.09	6.12	6.15	6.18	6.42
96.11	5.97	5.98	6.02	6.06	6.09	6.12	6.14	6.37
96.31	5.94	5.95	5.99	6.03	6.06	6.09	6.11	6.33
96.51	5.92	5.93	5.96	6.00	6.03	6.05	6.07	6.28
96.71	5.90	5.91	5.94	5.97	6.00	6.02	6.04	6.23
96.91	5.87	5.88	5.91	5.94	5.97	5.99	6.01	6.19
97.11	5.85	5.86	5.89	5.91	5.94	5.96	5.97	6.14
97.31	5.83	5.83	5.86	5.89	5.91	5.93	5.94	6.09
97.51	5.80	5.81	5.83	5.86	5.88	5.89	5.91	6.05
97.71	5.78	5.79	5.81	5.83	5.85	5.86	5.88	6.00
97.91	5.76	5.76	5.78	5.80	5.82	5.83	5.84	5.96
98.11	5.73	5.74	5.76	5.77	5.79	5.80	5.81	5.91
98.31	5.71	5.72	5.73	5.75	5.76	5.77	5.78	5.86
98.51	5.69	5.69	5.71	5.72	5.73	5.74	5.75	5.82
98.71	5.67	5.67	5.68	5.69	5.70	5.71	5.71	5.77
98.91	5.64	5.65	5.65	5.66	5.67	5.68	5.68	5.73
Average Life:	14.21	13.47	11.72	10.23	9.27	8.61	8.12	5.30
Mod Duration:	8.87	8.58	7.87	7.22	6.77	6.44	6.18	4.41
Exp. 1st Pay:	03/25/03	03/25/03	03/25/03	03/25/03	03/25/03	03/25/03	03/25/03	03/25/03
Exp. Maturity:	02/25/33	02/25/33	02/25/33	02/25/33	02/25/33	02/25/33	02/25/33	12/25/30
AL TSY Spread:	1.65	1.70	1.81	1.91	2.10	2.26	2.38	3.14

Treasury Curve

TSY	Yield	TSY	Yield
1 YR	1.390		
2 YR	1.720	7 YR	3.470
3 YR	2.200		
5 YR	3.080	10 YR	4.080

* Rounded to two decimal points.

CDMC 2003-1
NEW ISSUE WHOLE LOAN CMO
PRELIMINARY COMPUTATIONAL MATERIALS
WILLIAM J. MAYER SECURITIES, LLC - (203) 622-1557

Prepayment Sensitivity Tables

The following prepayment sensitivity tables are prepared on the basis of certain structuring assumptions. The information is preliminary and will be superseded by information in the Prospectus Supplement relating to the Certificates and by any other information in the Prospectus Supplement relating to the Certificates and by any other information subsequently filed with the Securities and Exchange Commission. The information is based on assumptions that may differ from the assumptions set forth in the Prospectus Supplement. The information does not include, and does not purport to include, information based on assumptions representing a complete set of possible scenarios.

The actual characteristics and performance of the mortgage loans underlying the Certificates may differ from the assumptions used in these Computational Materials. In addition, the assumptions used in preparing the sensitivity tables are hypothetical in nature and are provided to give a general sense of how the yield, average life, duration, expected maturity, interest rate sensitivity, and cash flow characteristics of the Certificates might vary under varying prepayment and other scenarios. Any difference between the assumptions and the actual characteristics and performance of the Mortgage Loans will affect the yield, average life, duration, expected maturity, interest rate sensitivity, and cash flow characteristics of the Certificates.

Deal: 2003-1
Price/Yield Table: Tranche 13, Class B3 <SUB>

Pricing Speed:	Run	Settles	Rules from	Collateral	Term	Coupon
300.000 PSA	at Issuance	02/27/03	Script		350	6.1756

Class B3	Original Par	Type	Coupon
Tranche 13	$1,237,500	SM	5.5000 (FIXED)

Prepayment Rate Default Rate Price in 20/100ths Steps *	100 PSA 0 PSA +0 BP	125 PSA 0 PSA +0 BP	200 PSA 0 PSA +0 BP	300 PSA 0 PSA +0 BP	400 PSA 0 PSA +0 BP	500 PSA 0 PSA +0 BP	600 PSA 0 PSA +0 BP	1000 PSA 0 PSA +0 BP
89.18	6.82	6.87	6.98	7.11	7.21	7.29	7.36	8.08
89.38	6.80	6.84	6.95	7.07	7.17	7.26	7.33	8.03
89.58	6.77	6.81	6.92	7.04	7.14	7.22	7.29	7.98
89.78	6.75	6.78	6.89	7.01	7.11	7.19	7.25	7.93
89.98	6.72	6.76	6.86	6.98	7.07	7.15	7.22	7.88
90.18	6.69	6.73	6.83	6.95	7.04	7.12	7.18	7.83
90.38	6.67	6.70	6.81	6.92	7.01	7.08	7.14	7.77
90.58	6.64	6.68	6.78	6.89	6.97	7.04	7.11	7.72
90.78	6.62	6.65	6.75	6.85	6.94	7.01	7.07	7.67
90.98	6.59	6.63	6.72	6.82	6.91	6.98	7.03	7.62
91.18	6.57	6.60	6.69	6.79	6.87	6.94	7.00	7.57
91.38	6.54	6.57	6.66	6.76	6.84	6.91	6.96	7.52
91.58	6.51	6.55	6.63	6.73	6.81	6.87	6.93	7.47
91.78	6.49	6.52	6.61	6.70	6.77	6.84	6.89	7.42
91.98	6.46	6.49	6.58	6.67	6.74	6.80	6.85	7.37
92.18	6.44	6.47	6.55	6.64	6.71	6.77	6.82	7.32
92.38	6.41	6.44	6.52	6.61	6.68	6.73	6.78	7.27
92.58	6.39	6.42	6.49	6.58	6.64	6.70	6.75	7.22
92.78	6.37	6.39	6.47	6.55	6.61	6.67	6.71	7.17
92.98	6.34	6.37	6.44	6.52	6.58	6.63	6.68	7.12
93.18	6.32	6.34	6.41	6.49	6.55	6.60	6.64	7.08
93.38	6.29	6.32	6.38	6.46	6.52	6.57	6.61	7.03
93.58	6.27	6.29	6.36	6.43	6.48	6.53	6.57	6.98
93.78	6.24	6.27	6.33	6.40	6.45	6.50	6.54	6.93
93.98	6.22	6.24	6.30	6.37	6.42	6.47	6.50	6.88
Average Life:	14.21	13.47	11.72	10.23	9.27	8.61	8.12	5.30
Mod Duration:	8.62	8.34	7.67	7.06	6.63	6.31	6.07	4.35
Exp. 1st Pay:	03/25/03	03/25/03	03/25/03	03/25/03	03/25/03	03/25/03	03/25/03	03/25/03
Exp. Maturity:	02/25/33	02/25/33	02/25/33	02/25/33	02/25/33	02/25/33	02/25/33	11/25/30
AL TSY Spread:	2.25	2.31	2.48	2.64	2.88	3.07	3.23	4.33

Treasury Curve

TSY	Yield	TSY	Yield
1 YR	1.390		
2 YR	1.720	7 YR	3.470
3 YR	2.200		
5 YR	3.080	10 YR	4.080

* Rounded to two decimal points.